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EXHIBIT (a)(1)(A)

863A Mitten Road
Burlingame, California 94010
(650) 697-1900

May 10, 2002

To the Holders of the Series A Convertible Redeemable Preferred Stock of Valentis, Inc.:

        This letter is to inform each holder of Series A Convertible Redeemable Preferred Stock (a "Holder"), par value $0.001 per share (the "Series A Preferred Stock") and related Common Stock Purchase Warrants, Class A (the "Class A Warrants") and related Common Stock Purchase Warrants, Class B (the "Class B Warrants" and together with the Series A Warrants, the "Warrants") of Valentis, Inc., a Delaware corporation (the "Company"), which Warrants were issued to holders of Series A Preferred Stock in connection with their acquisition of Series A Preferred Stock, that the Company is offering to purchase for cash 16,940 shares, or 55%, of its currently outstanding Series A Preferred Stock and 55% of the related Warrants (the "Offer"). Fifty-five percent of the related Warrants are exercisable for an aggregate of approximately 605,980 shares of Common Stock. The Company is offering to purchase the Series A Preferred Stock and related Warrants at a purchase price of $1,000 per share of Series A Preferred Stock and related Warrants tendered (the "Offer Consideration"), subject to the terms and conditions set forth in the Offer to Purchase dated May 10, 2002 (the "Offer to Purchase") attached hereto and in the related Letter of Transmittal (the "Letter of Transmittal"). Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase or the Letter of Transmittal.

        Notwithstanding any other provision of the Offer, the Company's obligation to accept for purchase, and to pay the Offer Consideration for, the Series A Preferred Stock and related Warrants tendered pursuant to the Offer is subject to, and conditioned upon, the satisfaction of, or where applicable, its waiver of, the following:

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  the receipt by the Company before midnight, California time, on June 7, 2002, unless the Offer is extended or earlier terminated (the "Expiration Date"), of $16.94 million of gross proceeds from the New Offering, on terms and conditions satisfactory to the Company (the "Financing Condition");

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  there having been validly tendered (and not validly withdrawn) prior to midnight, California time, on the Expiration Date 16,940 shares of Series A Preferred Stock and 55% of the outstanding related Warrants exercisable for an aggregate of approximately 605,980 shares of Common Stock (the "Minimum Tender Condition");

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  the receipt of requisite consents from a majority of the holders of the Series A Preferred Stock relating to the creation and issuance of a new series of preferred stock in the New Offering (the "Consent Condition"); and

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  the General Conditions.

        The Company reserves the right, in its sole discretion, to waive any one or more of the conditions of the Offer at any time as set forth above and described more fully in the Offer to Purchase under the caption "Conditions of the Offer."

        Enclosed with this letter are (i) the Offer to Purchase and (ii) Letter of Transmittal. We urge you to carefully read the enclosed materials. If you require assistance, you should consult your financial, tax or other professional advisors. Holders that wish to participate in the Offer are asked to respond promptly by delivering physical certificates evidencing the shares of Series A Preferred Stock and related Warrants to be tendered together, with the completed Letter of Transmittal that is enclosed herewith (or a facsimile thereof) and any other required documentation to Valentis, Inc., 863A Mitten Rd., Burlingame, California 94010, Attention: General Counsel.

        If you have any questions regarding the terms of the Offer, please direct your questions to Robin Terasaki at Valentis, Inc., 863A Mitten Rd., Burlingame, California 94010 ((650) 697-1900).

        Thank you for your time in reviewing this request.

                      Very truly yours,

                      Valentis, Inc.

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863A Mitten Road Burlingame, California 94010 (650) 697-1900 May 10, 2002